TAG Begins Drilling Arakamu-1 Oil Well in New Zealand’s Taranaki Basin
TAG Oil’s First 100% Owned Well Near the Recent Cheal Oil and Gas
Discovery Kicks Off the Company’s 2006 Drilling Program

Calgary, Alberta – January 9, 2006 – Drew Cadenhead, CEO of independent Canadian oil and gas exploration company TAG Oil (TSX-V: TAO / OTCBB: TAGOF) announced today that TAG has commenced drilling of the Arakamu-1 (formerly known as the Eltham-1) well, with Ensign Rig # 19 in New Zealand’s Taranaki Basin on the North Island.

The well was renamed after consultation with local Maori representatives, who blessed the site in preparation for drilling. According to Mr. Cadenhead, “TAG was happy to honor this request as a gesture of respect and cooperation with the Maori people of Taranaki.”

In close proximity (4km) to the recent 3 million bbl Cheal discovery, Arakamu-1 is 100% owned by TAG Oil. The well will be drilled directionally to a measured depth of 2387m with a true vertical depth of 2250m over a period of approximately two weeks, and will test multiple Miocene-aged targets including the proven producing horizons at the nearby Cheal oil and gas field.

TAG currently has several drillable exploration prospects in its portfolio, and anticipates drilling four wells in the Taranaki Basin and one in the Canterbury Basin over the next 12 months, in addition to flow-testing of the Supplejack wells in PEP's 38741 and 38765.

“We are continuing to acquire seismic over our large land base, adding new prospects in lightly explored areas,” Cadenhead said. “We shot 3-D seismic over our permit last year and Arakamu-1 is the first of at least two wells we plan to drill on PEP 38757.”

As for the oil and gas prospects in New Zealand, Mr. Cadenhead stated: “New Zealand is under-explored compared with most other notable gas producing regions of the world. The high percentage of large discoveries resulting from the few wells that have been drilled confirm that there is plenty of potential.”

More information about TAG Oil is available online at www.tagoil.com.

About TAG Oil:
TAG Oil Ltd. (www.tagoil.com) is an independent Canadian oil and gas exploration company with a well-balanced portfolio of world-class assets in and around the Canterbury and Taranaki basins of New Zealand. This regional focus supports the Company's mandate to explore in countries with low political risk and low government taxation, through the establishment of a portfolio of both high risk/high reward exploration projects and low risk/moderate reward acreage in producing basins. With exploration permits totaling 4,052,891 gross acres (net 1,500,330) TAG Oil is one of the largest holders of prospective acreage in New Zealand.

TAG Oil trades on the TSX Venture Exchange with the ticker symbol TAO, and on the OTCBB with the symbol TAGOF.

Forward Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements are set forth in filings that the Company has made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Media Contact:
Jeanette Long
jlong@mcorpmail.com
1-866-526-2650, ext. 710